DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010**

DC

February 23, 2007

Jeffrey T. Williams
Senior General Attorney
Burlington Northern Santa Fe Corporation
P.O. Box 961039
Fort Worth, TX 76161-0039

Act: 1934
Section: 14A-8
Rule: 14A-8
Public
Availability: 2/23/2007

Re: Burlington Northern Santa Fe Corporation

Dear Mr. Williams:

This is in regard to your letter dated February 22, 2007 concerning the shareholder proposal submitted by International Brotherhood of Teamsters' General Fund for inclusion in BNSF's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that BNSF therefore withdraws its December 28, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu

Ted Yu
Special Counsel

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

cc: C. Thomas Keegel
General Secretary – Treasurer
International Brotherhood of Teamsters' General Fund
25 Louisiana Avenue, NW
Washington, DC 20001

07045829

BNSF

Jeffrey T. Williams
Senior General Attorney

Burlington Northern
Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3466
fax 817 352-2397
Jeffrey.williams@bnsf.com

February 22, 2007

Via UPS and Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. Ted Yu

Re: Burlington Northern Santa Fe Corporation --Stockholder Proposal Submitted by International Brotherhood of Teamsters' General Fund

Ladies and Gentlemen:

On December 28, 2006, Burlington Northern Santa Fe Corporation ("BNSF") submitted a letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of BNSF's intention to exclude from its proxy materials for its 2007 annual meeting of stockholders a stockholder proposal, received on October 23, 2006 (Exhibit A hereto, the "Proposal") from the International Brotherhood of Teamsters' General Fund, and requested confirmation that the staff of the Division of Corporation Finance would not recommend enforcement action to the Commission if BNSF excluded the Proposal from its Annual Meeting proxy statement.

The International Brotherhood of Teamsters' General Fund has now withdrawn the Proposal (see attached letter dated February 21, 2007). Accordingly, BNSF hereby withdraws its no-action letter request of December 28, 2006, with respect to the Proposal.

If you have any questions regarding this matter or desire additional information, please contact me at (817) 352-3466.

Very truly yours,

Jeffrey T. Williams

Jeffrey T. Williams

cc: C. Thomas Keegel
Louis Malizia
Nora Oren

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 19, 2006

BY FAX: 817-352-7111
BY UPS NEXT DAY

Mr. Jeffrey R. Moreland
Corporate Secretary
Burlington Northern Santa Fe Corp.
2650 Lou Menk Drive
Fort Worth, TX 76131

Dear Mr. Moreland:

I hereby, submit the following resolution on behalf of the Teamsters' General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 60 shares of Burlington Northern Santa Fe Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Nora Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary - Treasurer

CTK/cz
Enclosures

RESOLVED: That the shareholders of Burlington Northern Santa Fe Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

SUPPORTING STATEMENT: To provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is well suited for the vast majority of director elections in which only board nominated candidates are on the ballot. A majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

Our Company presently uses a plurality vote standard in director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. Last year, a majority of the votes (55.44%) were "withheld" from Director Edward Whiteacre, Jr., yet he is still serving on the board.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in company governance documents. Our Company should join the growing list of companies that have taken this action. In response to strong shareholder support for a majority vote standard in director elections Intel, Dell, Motorola, Texas Instruments, Norfolk Southern, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded partially to the call for change by adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its board had not taken either action.

With a majority vote standard in place, the board can consider action on developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the board, an important post-election role in determining the continued status of an unelected director. We feel this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

We urge your support **FOR** this important director election reform.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 21, 2007

BY FAX: 817-352-7111
BY UPS NEXT DAY

Mr. Jeffrey R. Moreland
Corporate Secretary
Burlington Northern Santa Fe Corp.
2650 Lou Menk Drive
Fort Worth, TX 76131

Dear Mr. Moreland:

In light of Burlington Northern Santa Fe's implementation of a majority vote bylaw, I hereby withdraw the resolution filed on behalf of the Teamster General Fund to be included in the Company's 2007 Proxy Statement.

If you should have any further questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Noa Oren, at (202) 624-8990.

Sincerely,

Louis Malizia

Louis Malizia, Assistant Director
Capital Strategies Department

LM/no

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

RECEIVED
2007 JAN 23 AM 9:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 18, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 21, 2006 (the "No-Action Request"), Burlington Northern Santa Fe Corporation ("BNSF" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that the Company adopt a majority-voting standard in lieu of the Company's current plurality-voting standard.

The Company contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3), arguing that the Proposal is materially misleading in violation of Rule 14a-9.

The Fund will amend the Proposal (see enclosed Amended Proposal) to remove the statements the Company objects to and respectfully requests that the Division take action to enforce inclusion of its amended proposal in BNSF's 2007 Proxy Materials.

Should the Commission have any questions or need additional information, please direct them to Noa Oren, IBT Projects Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/no

RESOLVED: That the shareholders of Burlington Northern Santa Fe Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

SUPPORTING STATEMENT: To provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is well suited for the vast majority of director elections in which only board nominated candidates are on the ballot. A majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

Our Company presently uses a plurality vote standard in director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in company governance documents. Our Company should join the growing list of companies that have taken this action. In response to strong shareholder support for a majority vote standard in director elections Intel, Dell, Motorola, Texas Instruments, Norfolk Southern, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws.

We urge your support **FOR** this important director election reform.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 18, 2007

RECEIVED
2007 JAN 19 PM 3:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

By letter dated December 21, 2006 (the "No-Action Request"), Burlington Northern Santa Fe Corporation ("BNSF" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that the Company adopt a majority-voting standard in lieu of the Company's current plurality-voting standard.

The Company contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3), arguing that the Proposal is materially misleading in violation of Rule 14a-9.

The Fund will amend the Proposal (see enclosed Amended Proposal) to remove the statements the Company objects to and respectfully requests that the Division take action to enforce inclusion of its amended proposal in BNSF's 2007 Proxy Materials.

Should the Commission have any questions or need additional information, please direct them to Noa Oren, IBT Projects Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/no

BNSF

Jeffrey T. Williams
Senior General Attorney

Burlington Northern
Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039

2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3466
fax 817 352-2397
Jeffrey.williams@bnsf.com

RECEIVED
PM 2:59
CORPORATION FINANCE

December 28, 2006

Via UPS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation --Stockholder Proposal Submitted by International Brotherhood of Teamsters' General Fund

Ladies and Gentlemen:

This letter is submitted by Burlington Northern Santa Fe Corporation, a Delaware corporation ("BNSF"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of BNSF's intention to exclude from its proxy materials for its 2007 annual meeting of stockholders (the "Annual Meeting") a stockholder proposal, received on October 23, 2006 (the "Proposal") from the International Brotherhood of Teamsters' General Fund ("Teamsters"). For the reasons set forth below, BNSF intends to exclude the Proposal pursuant to Rule 14a-8(i)(3) on the grounds that it is materially misleading in violation of the proxy rules. BNSF requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if BNSF excludes the Proposal from its Annual Meeting proxy statement, or if the Staff is unable to so confirm, that it will not recommend enforcement action to the Commission if BNSF excludes the materially misleading statements from the Proposal.

BNSF intends to file its definitive proxy materials for the Annual Meeting on or about March 20, 2007. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and BNSF has sent one copy to C. Thomas Keegel, General Secretary-Treasurer, and Nora Oren of the Teamsters.

The Proposal

The Proposal, attached hereto as Exhibit A, provides:

RESOLVED: That the shareholders of Burlington Northern Santa Fe Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Discussion

BNSF May Exclude the Proposal in Reliance on Rule 14a-8(i)(3) on the Basis that it is Materially Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if either the proposal or the supporting statement is contrary to any of the proxy rules --including Rule 14a-9, which prohibits the inclusion of materially false or misleading statements in proxy soliciting materials. The Proposal is excludable under Rule 14a-8(i)(3) on the grounds that portions of the supporting statement are materially false or misleading.

a. *References to a BNSF Director Receiving a Majority of Votes Withheld*

The last sentence of the second paragraph of the supporting statements reads "Last year, a majority of the votes (55.44%) were "withheld" from Director Edward Whiteacre, [sic] Jr., yet he is still serving on the board." This statement is incorrect. As reported in BNSF's Form 10-Q filed April 25, 2006, Mr. Whitacre received 274,979,467 votes "for" and 34,205,572 votes "withheld," or approximately 11% of the votes "withheld."

The Staff has directed proponents to delete or correct inaccurate statements concerning voting percentages in proposals or supporting statements. *See The Boeing Co.* (Mar. 6, 2000); *The Boeing Co.* (Feb. 7, 2001); and *Northrop Grumman Corp.* (Feb. 16, 2001).

The false statement regarding Mr. Whitacre's percentage of withhold votes is especially material because, not only was the actual percentage of withhold votes significantly lower than the Teamsters report in the Proposal, but it could cause a BNSF shareholder considering how to vote on the Proposal to incorrectly believe that BNSF ignored the vote of a majority of its shareholders in a prior election.

b. *References to BNSF's Lack of a Majority Voting Policy*

The third paragraph of the supporting statement states that other companies "have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded partially to the call for change by adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its board had not taken either action."

Again, this statement is not accurate. On February 14, 2006, (prior to last year's BNSF annual meeting and well prior to the submission of the Proposal) BNSF's board of directors adopted a director resignation policy as part of its Corporate Governance Guidelines. It states that any director nominee in an uncontested election who receives a greater number of "withheld" votes than votes "for" his or her election shall be required to submit his or her resignation to the board of directors. The board will have 90 days to act on the director's offer to resign. After deciding whether to accept, reject or take some other action with respect to the director's resignation, the board will publicly disclose its decision and its underlying reasoning. The Corporate Governance Guidelines containing this policy are posted on BNSF's website.

This false statement is also especially material because it would cause a shareholder considering how to vote on the Proposal to incorrectly believe that BNSF has no provision for directors receiving a majority of "withhold" votes, when in fact, it does.

Conclusion

The Staff confirmed in Staff Legal Bulletin No. 14B that there are situations where modification or exclusion of proposals is appropriate, including where a factual statement is materially false or misleading. Because the Teamsters' Proposal contains multiple materially false and misleading statements that are fundamental to the matter being proposed, BNSF believes the entire Proposal is excludable under Rule 14a-8. *See Staff Legal Bulletin* 14B (clarifying that revisions are appropriate when the challenged proposal contains "some minor defects that could be corrected easily" but not if the proposal would require "detailed and extensive editing in order to bring it into compliance with the proxy rules"). In the alternative; however, if the Staff is unable to concur with this conclusion, BNSF requests confirmation that the Staff would not object to the exclusion of the specific statements that are materially false and misleading.

If you have any questions regarding this request or desire additional information, please contact me at (817) 352-3466.

Very truly yours,

Judy A Carter /for Jeffrey T. Williams

Jeffrey T. Williams

cc: C. Thomas Keegel
Nora Oren

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 19, 2006

BY FAX: 817-352-7111
BY UPS NEXT DAY

Mr. Jeffrey R. Moreland
Corporate Secretary
Burlington Northern Santa Fe Corp.
2650 Lou Menk Drive
Fort Worth, TX 76131

Dear Mr. Moreland:

I hereby, submit the following resolution on behalf of the Teamsters' General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 60 shares of Burlington Northern Santa Fe Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Nora Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary - Treasurer

CTK/cz
Enclosures

RESOLVED: That the shareholders of Burlington Northern Santa Fe Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of beard seats.

SUPPORTING STATEMENT: To provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is well suited for the vast majority of director elections in which only board nominated candidates are on the ballot. A majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

Our Company presently uses a plurality vote standard in director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. Last year, a majority of the votes (55.44%) were "withheld" from Director Edward Whiteacre, Jr., yet he is still serving on the board.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in company governance documents. Our Company should join the growing list of companies that have taken this action. In response to strong shareholder support for a majority vote standard in director elections Intel, Dell, Motorola, Texas Instruments, Norfolk Southern, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded partially to the call for change by adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its board had not taken either action.

With a majority vote standard in place, the board can consider action on developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the board, an important post-election role in determining the continued status of an unelected director. We feel this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

We urge your support **FOR** this important director election reform.

END